EXHIBIT 99.1

For Immediate Release	Date: September 15, 2017
17-38-TR

Teck Announces Publication of ‘Never Rest on Your Ores’
by Norman B. Keevil, Chairman of the Board, Teck

Vancouver, B.C. – Teck Resources Limited (“Teck”) today announced that McGill-Queens University Press is publishing, as part of its Footprints Series, ‘Never Rest on Your Ores – Building a Mining Company, One Stone at a Time’. The book presents a lively and detailed look at how Teck was built from the ground up, authored by Teck Chairman Norman B. Keevil.

“Never Rest on Your Ores is an illuminating history that is entertaining, candid and filled with wisdom,” said Don Lindsay, President and CEO of Teck. “A true must read for anyone interested in mining, leadership and how to build a business in an increasingly volatile world.”

Covering 100 years of Canadian mining and business history, the book discusses the discovery and building of mines, the mechanics of financing in a volatile and cyclical industry and the role of mergers and acquisitions in building a Canadian mining company. It provides a unique, behind the scenes look at the business leaders, politicians and colourful characters who have played a key role in shaping Canada and the global mining industry.

“Told through the eyes of Keevil himself, the book provides a rare insiders account of the successes, setbacks and fascinating stories that transformed a small miner into a leading Canadian company”, said McGill-Queens University Press. “A true Canadian success story, it recounts how a father and son with vision, perseverance and a bit of luck helped build Canada’s largest diversified resource company.”

The book will be available at major bookstores in October and can also be ordered directly from the McGill-Queens website. All proceeds have been dedicated to Mining Matters and MineralsEd., two initiatives designed to introduce grade school children to the wonders of metals and minerals.

Norman B. Keevil, a professional engineer and geologist, was an officer of Teck during its impressive growth years from 1970 through 2005, the penultimate years of the story. He is an officer of the Order of Canada and a lifetime director of the Mining Association of Canada. Dr. Keevil was inducted into the Canadian Mining Hall of Fame in January 2004 and the Canadian Business Hall of Fame in 2012. He is a graduate of the University of Toronto (B.A. Sc.) and the University of California at Berkeley (Ph.D.). He received an honorary LL.D from the University of British Columbia in May 1993.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com